Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February […], 2013

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
AllianceBernstein/TWM Global Equity & Covered Call Strategy Fund (S000031705)

Dear Ms. O’Neal-Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of February 1, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 351 to its registration statement, filed on behalf of its series, AllianceBernstein/TWM Global Equity & Covered Call Strategy Fund (the “Fund”) (formerly known as the “TWM Global Equity Income Fund”).  PEA No. 351 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on December 28, 2012 for the purpose of changing the Fund’s name and to reflect a new distribution arrangement between the Fund’s investment adviser, distributor and AllianceBernstein Investments, Inc.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section

1.
Staff Comment:  The Staff notes that the name of the Fund included in the Prospectus does not match the name of the series in the Fund’s series and class identifiers on EDGAR.  Please update the series and class identifiers as appropriate.

Response:  The Trust responds by stating supplementally that the Fund’s name on the EDGAR series and class identifiers have been updated, and will be reflected on the next EDGAR filing submitted for the Fund.

2.	Staff Comment: The Staff notes that if the Fund does not have a redemption fee, then the Redemption Fee line item should be removed entirely from the Fees and Expenses of the Fund table.

Response:  The Trust responds by noting that the Fund does not have a redemption fee, and by removing the Redemption Fee line item from the Fees and Expenses of the Fund table.

3.
Staff Comment:  The Staff notes that the Fund is operating below its expense cap, and as such the Fund is not permitted to include footnote (1) to the Fees and Expenses of the Fund table related to the Fund’s expense cap.  The Staff also notes that the expense cap should not be reflected in the Expense Example.

Response:  The Trust responds by removing footnote (1) to the Fees and Expenses of the Fund table and by revising the Expense Example so that it does not reflect the application of the expense cap in any period.

4.
Staff Comment:  Please provide an explanation for why large capitalization companies have been defined as those companies that, at the time of investment, have market capitalizations in excess of $5 billion, which the staff considers to be a low threshold for defining large capitalization.

Response:  The Trust responds by stating supplementally that, for these purposes, “large capitalization companies” are those that, at the time of investment, have market capitalizations within the range of market capitalizations of companies appearing in the MSCI World Large Cap Index.  Only 10 of the names in the Index fall below $5 billion.

5.
Staff Comment:  Please consider whether disclosure regarding the Fund’s investments in derivative securities included in the discussion of principal investment strategies and principal risks conforms to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response:  The Trust believes that disclosure included in the Prospectus appropriately conveys to shareholders the Fund’s principal investment strategies with respect to the use of derivatives as well as the risks related to these investments.  Therefore, the Trust respectfully declines to make any revisions associated with this comment.

6.
Staff Comment:  With respect to the statement in the discussion of the Fund’s principal investment strategies that investments in derivative securities that represent positions in underlying equity securities are considered to be equity securities for the purpose of the Fund’s 80% test, please explain how the Fund’s investments in derivative securities are calculated for inclusion in the 80% test.

Response:  The Trust responds by stating supplementally that the Fund's investments in derivative securities are calculated for inclusion in the 80% test by reference to the market value of the derivative securities.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers